Exhibit 99.1

Taseko Reports First Quarter 2024 Operational Performance and $50 Million of Adjusted EBITDA

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedarplus.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. In March 2024 Taseko acquired the remaining 12.5% interest and now owns 100% of the Gibraltar Mine, located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

May 1, 2024, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports first quarter 2024 Adjusted EBITDA* of $50 million and Earnings from mining operations before depletion and amortization* of $53 million, 38% and 29% higher than the same quarter in 2023. Revenues for the first quarter were $147 million. Net income for the quarter was $19 million ($0.07 per share) and Adjusted net earnings* were $8 million ($0.03 per share).

In the first quarter, Gibraltar produced 30 million pounds of copper and 247 thousand pounds of molybdenum. Mill throughput in the quarter was 7.7 million tons, or 84,400 tons per day, processing an average grade of 0.24% copper. Total operating cash costs (C1)* for the quarter were US$2.46 per pound of copper.

Stuart McDonald, President and CEO of Taseko, commented, “Gibraltar operations performed generally in line with plan in the first quarter, generating strong margins on a realized copper sales price of US$3.89 per pound. The operating team successfully completed a mill component replacement in January and following this maintenance downtime, mill throughput averaged 90,000 tons per day, 6% above the design capacity. The gradual transition to the Connector pit will continue over the next few months, and the in-pit crusher relocation is planned for the second quarter.”

“In late March we acquired the remaining 12.5% interest in Gibraltar and now own 100% of the mine. This transaction is a real positive for Taseko, providing immediate cashflow and production growth. The acquisition cost is spread out over ten years, with the next scheduled payment in 2026 which allows us to focus our financial resources on Florence development. As part of the transaction, we also acquired additional concentrate offtake rights and, with smelter treatment costs at record lows, the timing could not have been better. This additional offtake has now been sold at negative treatment costs, resulting in cost savings of $10 million in the second half of 2024,” continued Mr. McDonald.

“At Florence Copper, initial construction and wellfield development activities are progressing smoothly. There are now three drill rigs operating on the commercial facility wellfield, with a fourth drill to be mobilized in May. A total of ten new production wells have been drilled to date. Site preparation and earthworks for the SX/EW plant area are also underway and construction of the plant is expected to begin later this quarter. It is an exciting time for the Company as we move closer to commercial operations at Florence.

In April, we further strengthened our financial position through the successful refinancing of our senior secured notes. The maturity of the notes has been pushed out to 2030, and the upsizing provides additional cash proceeds and financial flexibility. With the bond refinancing complete, 100% ownership of Gibraltar, and the copper price today at US$4.49 per pound, our business is much improved from just a few months ago.” concluded Mr. McDonald.

*Non-GAAP performance measure. See end of news release

1

First Quarter Review

•	First quarter cash flow from operations was $59.6 million and net income was $18.9 million ($0.07 per share) for the quarter;
•	Earnings from mining operations before depletion and amortization* was $52.8 million, Adjusted EBITDA* was $49.9 million, and Adjusted net income* was $7.7 million ($0.03 per share);
•	Gibraltar produced 29.7 million pounds of copper for the quarter. Average head grades were 0.24% and copper recoveries were 79% for the quarter;
•	Gibraltar sold 31.7 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$3.89 per pound;
•	Total operating costs (C1)* for the quarter were US$2.46 per pound produced;
•	On March 25, 2024, the Company completed its acquisition of the remaining 12.5% interest in Gibraltar, and now owns 100%. The Company paid $5 million on closing, with the remaining amounts payable over a 10-year period with the next scheduled payment in March 2026;
•	Construction of the commercial production facility at Florence is advancing with recent site activities focused on site preparations and earthworks for the commercial wellfield and plant area. Wellfield drilling commenced in February and ten new production wells have been drilled to date;
•	During the quarter, the Company received the first US$10 million deposit from Mitsui & Co. (U.S.A.) Inc. (“Mitsui”) for its copper stream financing and closed its US$50 million royalty financing with Taurus Mining Royalty Fund L.P. (“Taurus”). The Company had a cash balance of $158 million and has approximately $239 million of available liquidity at March 31, 2024; and
•	On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due May 1, 2030. A portion of the proceeds were used to redeem the outstanding US$400 million 7% Senior Secured Notes due on February 15, 2026. The remaining proceeds, net of transaction costs, call premium and accrued interest, are approximately $110 million.

*Non-GAAP performance measure. See end of news release

2

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2024	2023	Change
Tons mined (millions)	22.8	24.1	(1.3)
Tons milled (millions)	7.7	7.1	0.6
Production (million pounds Cu)	29.7	24.9	4.8
Sales (million pounds Cu)	31.7	26.6	5.1

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2024	2023	Change
Revenues	146,947	115,519	31,428
Cash flows provided by operations	59,574	27,999	31,575
Net income (GAAP)	18,896	33,788	(14,892)
Per share - basic (“EPS”)	0.07	0.12	(0.05)
Earnings from mining operations before depletion and amortization*	52,797	41,139	11,658
Adjusted EBITDA*	49,923	36,059	13,864
Adjusted net income*	7,728	5,088	2,640
Per share - basic (“Adjusted EPS”) *	0.03	0.02	0.01

On March 15, 2023, the Company increased its effective interest in Gibraltar from 75% to 87.5% through the acquisition of a 50% interest in Cariboo Copper Corporation (“Cariboo”) from Sojitz Corporation. On March 25, 2024, the Company increased its effective interest in Gibraltar from 87.5% to 100% through the acquisition of the remaining 50% interest in Cariboo from Dowa Metals & Mining Co., Ltd. (“Dowa”) and Furukawa Co., Ltd. (“Furukawa”).

The financial results reported in this MD&A include the Company’s 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 – 75%) and 100% of Gibraltar income and expenses for the period March 25, 2024 to March 31, 2024.

The Company finalized the accounting for the acquisition of its 50% interest in Cariboo from Sojitz and the related 12.5% interest in Gibraltar in the fourth quarter of 2023. In accordance with the accounting standards for business combinations, the comparable financial statements as of March 31, 2023 and for the three months then ended have been revised to reflect the changes in finalizing the consideration paid and the allocation of the purchase price to the assets and liabilities acquired.

*Non-GAAP performance measure. See end of news release

3

Highlights

Gibraltar Mine

Operating data (100% basis)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Tons mined (millions)	22.8	24.1	16.5	23.4	24.1
Tons milled (millions)	7.7	7.6	8.0	7.2	7.1
Strip ratio	1.7	1.5	0.4	1.5	1.9
Site operating cost per ton milled (Cdn$)*	$11.73	$9.72	$12.39	$13.17	$13.54
Copper concentrate
Head grade (%)	0.24	0.27	0.26	0.24	0.22
Copper recovery (%)	79.0	82.2	85.0	81.9	80.7
Production (million pounds Cu)	29.7	34.2	35.4	28.2	24.9
Sales (million pounds Cu)	31.7	35.9	32.1	26.1	26.6
Inventory (million pounds Cu)	4.9	6.9	8.8	5.6	3.7
Molybdenum concentrate
Production (thousand pounds Mo)	247	369	369	230	234
Sales (thousand pounds Mo)	258	364	370	231	225
Per unit data (US$ per pound produced)*
Site operating costs*	$2.21	$1.59	$2.10	$2.43	$2.94
By-product credits*	(0.17)	(0.13)	(0.23)	(0.13)	(0.37)
Site operating costs, net of by-product credits*	$2.04	$1.46	$1.87	$2.30	$2.57
Off-property costs	0.42	0.45	0.33	0.36	0.37
Total operating costs (C1)*	$2.46	$1.91	$2.20	$2.66	$2.94

Operations Analysis

First Quarter Review

Gibraltar produced 29.7 million pounds of copper for the quarter. Copper production and mill throughput in the quarter were impacted by Concentrator #2 downtime in January for a planned major component replacement which reduced operating time by ten days.

Copper head grades of 0.24% were in line with management expectations. Copper recoveries in the first quarter were 79%, lower than the recent quarters due to lower head grades and increased milling of partially oxidized material.

A total of 22.8 million tons were mined in the first quarter. The strip ratio of 1.7 was higher than the recent quarters as stripping continues in the Connector pit, and 2.0 million tons of oxide ore from the upper benches of the Connector pit were also added to the heap leach pads in the period. There was 1.1 million tons in the mill feed from ore stockpiles.

*Non-GAAP performance measure. See end of news release

4

Operations Analysis - Continued

Total site costs* at Gibraltar of $109.5 million (which includes capitalized stripping of $18.5 million) was comparable to the previous quarter.

Molybdenum production was 247 thousand pounds in the first quarter. At an average molybdenum price of US$19.93 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.17 in the first quarter.

Off-property costs per pound produced* were US$0.42 for the first quarter reflecting higher copper sales volumes relative to production volumes and additional trucking costs for concentrate movements compared to the same quarter in the prior year.

Total operating costs per pound produced (C1)* was US$2.46 for the quarter, compared to US$2.94 in the prior year quarter as shown in the bridge graph below:

Gibraltar Outlook

The Gibraltar pit will continue to be the main source of mill feed for the first half of 2024 before mining of ore transitions into the Connector pit in the second half of the year. Stripping activity will continue to be focused in the Connector pit, and further oxide ore from this pit is expected to be added to the heap leach pads this year. Management is currently reviewing the potential to restart Gibraltar’s SX/EW facility next year.

Concentrator #1 is scheduled for additional downtime in the second quarter for the in-pit crusher relocation and other mill maintenance. After taking into account the reduced mill availability for scheduled down times, total copper production at Gibraltar for 2024 is expected to be approximately 115 million pounds.

The estimated remaining capital cost of the crusher relocation project is $10 million, and no other significant capital projects are planned for Gibraltar this year.

With the component replacement in Concentrator #2 completed in January 2024, the Company is finalizing its insurance claim for associated property damage and business interruption as a result of the component failure. This insurance claim is expected to be finalized in the coming months.

The Company has recently tendered Gibraltar concentrate to various customers for the remainder of 2024 and for significant tonnages in 2025 and 2026. In 2023, Treatment and Refining Costs (TCRCs) accounted for approximately US$0.17 per pound of off-property costs. With these recently awarded offtake contracts, the Company expects off-property costs to reduce by approximately US$0.10 to US$0.20 per pound from the second half of 2024 through 2026 due to these fixed, lower TCRCs.

*Non-GAAP performance measure. See end of news release

5

Gibraltar Outlook - Continued

The Company has a prudent hedging program in place to protect a minimum copper price during the Florence construction period. Currently, the Company has copper put contracts to secure a minimum copper price of US$3.25 per pound for 21 million pounds of copper covering the second quarter of 2024, copper collar contracts that secure a minimum copper price of US$3.75 per pound for 42 million pounds of copper covering the second half of 2024, and copper collar contracts that secure a minimum copper price of US$4.00 per pound for 108 million pounds of copper for 2025. The copper collar contracts also have ceiling prices between US$5.00 and US$5.40 per pound (refer to the section “Hedging Strategy” for details).

Acquisition of Remaining 12.5% Interest in Gibraltar

On March 25, 2024, the Company entered into an agreement to acquire the remaining 12.5% interest in Gibraltar from Dowa and Furukawa. Under the terms of the agreement, Taseko will acquire Dowa and Furukawa’s shares in Cariboo and will then own 100% of Cariboo shares and have an effective 100% interest in Gibraltar.

The acquisition price consists of a minimum amount of $117 million payable over a period of ten years and potential contingent payments depending on copper prices and Gibraltar’s cashflow. An initial $5 million was paid to Dowa and Furukawa ($2.5 million each) on closing and the remaining amounts will be settled with annual payments commencing in March 2026.

The annual payments will be based on the average LME copper price of the previous calendar year, subject to an annual cap based on a percentage of cashflow from Gibraltar. At copper prices below US$4.00 per pound, the annual payment will be $5 million, increasing pro-rata to a maximum annual payment of $15.25 million at copper prices of US$5.00 per pound or higher. The annual payments also can not exceed 6.25% of Gibraltar’s annual cashflow for the 2025 to 2028 calendar years, and 10% of Gibraltar’s cashflow for the 2029 to 2033 calendar years. Any outstanding balance on the minimum acquisition amount of $117 million will be repayable in a final balloon payment in March 2034.

Total consideration is capped at $142 million, limiting the contingent consideration to a maximum of $25 million. In addition, Taseko has the option to settle the full acquisition price at any time prior to 2029 by making total payments of $117 million.

The Company’s minimum payment obligations for the acquisition are in the form of loans from Dowa and Furukawa to Cariboo. The loans are non-interest bearing, are guaranteed by Taseko, and a portion of the loans are secured by Cariboo’s 25% joint venture interest in Gibraltar. The loans contain minimum protective covenants including the requirement not to amend the joint venture agreement for Gibraltar, or sell Cariboo’s 25% interest in the joint venture.

Under the Cariboo offtake arrangements entered into in 2010, Dowa and Furukawa were entitled to receive 30% of Gibraltar’s copper concentrate offtake for the life of mine at benchmark terms. Upon closing of this acquisition, the Cariboo offtake agreement was terminated and Taseko retained full marketing rights for 100% of Gibraltar’s concentrate offtake going forward.

Florence Copper

The Company has all the key permits in place for the commercial production facility at Florence Copper and construction has commenced. All the major SX/EW plant components are on site and previous work on detailed engineering and procurement of long-lead items has de-risked the construction schedule. First copper production is expected in the fourth quarter of 2025.

6

Florence Copper - Continued

The Company has a technical report entitled “NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “2023 Technical Report”) on SEDAR+. The 2023 Technical Report was prepared in accordance with NI 43-101 and incorporated the results of testwork from the Production Test Facility (“PTF”) as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the 2023 Technical Report:

•	Net present value of US$930 million (at $US 3.75 copper price, 8% after-tax discount rate)
•	Internal rate of return of 47% (after-tax)
•	Payback period of 2.6 years
•	Operating costs (C1) of US$1.11 per pound of copper
•	Annual production capacity of 85 million pounds of LME grade A cathode copper
•	22 year mine life
•	Total life of mine production of 1.5 billion pounds of copper
•	Remaining initial capital cost of US$232 million (Q3 2022 basis)

Site activities in the first quarter of 2024 have focused on site preparations and earthworks for the commercial wellfield and plant area, and the hiring of additional personnel for the construction and operations teams.

Drilling of the commercial facility wellfield commenced in February and there are currently three drills operating, with a fourth drill to be mobilized in May. At the end of April, a total of ten new production wells have been drilled, and a total of 90 new production wells will be drilled during the construction of the commercial facility.

The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure. The general contractor continues their mobilization. Plant earthworks is underway with a focus on bulk excavation of the various facility ponds and preparations for the initial concrete pour in the plant area.

Florence Copper Quarterly Capital Spend

Three months ended
(US$ in thousands)	March 31, 2024
Site and PTF operations	4,245
Commercial facility construction costs	17,998
Other capital costs	15,709
Total Florence project expenditures	37,952

The estimated remaining capital costs in the 2023 Technical Report for construction of the commercial facility was US$232 million, of which US$18.0 million has been incurred in the first quarter of 2024. Other capital costs of US$15.7 million include final payments for delivery of long-lead equipment that was ordered in 2022, and to bring forward the construction of an evaporation pond to provide additional water management flexibility. Approximately US$10 million of these other capital costs remain to be incurred in the next two quarters.

The Company has closed several Florence project level financings to fund initial commercial facility construction costs. On January 26, 2024, the Company received the first US$10 million deposit from the US$50 million copper stream transaction with Mitsui. The remaining amounts will be paid on a quarterly basis. On February 2, 2024, the Company also closed a US$50 million royalty with Taurus, which was funded in one lump-sum payment at that time.

7

Florence Copper - Continued

The Company considers that the construction of Florence Copper is now fully funded, and remaining project costs are expected to be funded with the Company’s available liquidity, remaining instalments from Mitsui, and cashflow from its 100% ownership interest in Gibraltar.

Long-term Growth Strategy

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia, Canada.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project were estimated at $1.3 billion over a 2-year construction period. During the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper produced. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver production over the life of mine.

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko Mines Limited entered into a confidential dialogue, with the involvement of the Province of British Columbia, seeking a long-term resolution of the conflict regarding Taseko’s proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

This dialogue has been supported by the parties’ agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The dialogue process has made meaningful progress in recent months but is not complete. The Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

In March 2024, Tŝilhqot’in and Taseko formally reinstated the standstill agreement for a final term, with the goal of finalizing a resolution before the end of this year.

8

Long-term Growth Strategy - Continued

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

The Company will host a telephone conference call and live webcast on Thursday, May 2, 2024 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://emportal.ink/3wakEXk to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 888-390-0546 toll free, 416-764-8688 in Canada, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until May 16, 2024 and can be accessed by dialing 888-390-0541 toll free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events/ and using the entry code 748928#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

9

Non-GAAP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 87.5% basis (except for Q1 2023 and Q1 2024)	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]
Cost of sales	122,528	93,914	94,383	99,854	86,407
Less:
Depletion and amortization	(15,024)	(13,326)	(15,993)	(15,594)	(12,027)
Net change in inventories of finished goods	(20,392)	(1,678)	4,267	3,356	(399)
Net change in inventories of ore stockpiles	2,719	(3,771)	12,172	2,724	5,561
Transportation costs	(10,153)	(10,294)	(7,681)	(6,966)	(5,104)
Site operating costs	79,678	64,845	87,148	83,374	74,438
Oxide ore stockpile reclassification from capitalized stripping	-	-	-	(3,183)	3,183
Less by-product credits:
Molybdenum, net of treatment costs	(6,112)	(5,441)	(9,900)	(4,018)	(9,208)
Silver, excluding amortization of deferred revenue	(137)	124	290	(103)	(160)
Site operating costs, net of by-product credits	73,429	59,528	77,538	76,070	68,253
Total copper produced (thousand pounds)	26,694	29,883	30,978	24,640	19,491
Total costs per pound produced	2.75	1.99	2.50	3.09	3.50
Average exchange rate for the period (CAD/USD)	1.35	1.36	1.34	1.34	1.35
Site operating costs, net of by-product credits (US$ per pound)	2.04	1.46	1.87	2.30	2.59
Site operating costs, net of by-product credits	73,429	59,528	77,538	76,070	68,253
Add off-property costs:
Treatment and refining costs	4,816	7,885	6,123	4,986	4,142
Transportation costs	10,153	10,294	7,681	6,966	5,104
Total operating costs	88,398	77,707	91,342	88,022	77,499
Total operating costs (C1) (US$ per pound)	2.46	1.91	2.20	2.66	2.94

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company’s Gibraltar ownership from 87.5% to 100%.

10

Non-GAAP Performance Measures - Continued

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at Gibraltar calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 87.5% basis (except for Q1 2023 and Q1 2024)	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]
Site operating costs	79,678	64,845	87,148	83,374	74,438
Add:
Capitalized stripping costs	16,152	31,916	2,083	8,832	12,721
Total site costs – Taseko share	95,830	96,761	89,231	92,206	87,159
Total site costs – 100% basis	109,520	110,584	101,978	105,378	112,799

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company’s Gibraltar ownership from 87.5% to 100%.

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;
•	Unrealized gain/loss on derivatives;
•	Gain on Cariboo acquisition;
•	Gain on acquisition of control of Gibraltar;
•	Realized gain on sale of inventory; and
•	Finance and other non-recurring costs.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

11

Non-GAAP Performance Measures - Continued

(Cdn$ in thousands, except per share amounts)	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Net income	18,896	38,076	871	9,991
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized loss (gain) on derivatives	3,519	1,636	4,518	(6,470)
Gain on Cariboo acquisition	(47,426)	-	-	-
Gain on acquisition of control of Gibraltar**	(14,982)	-	-	-
Realized gain on sale of inventory**	13,354	-	-	-
Accretion and fair value adjustment on Florence royalty obligation	3,416	-	-	-
Accretion and fair value adjustment on consideration payable to Cariboo	1,555	(916)	1,244	1,451
Non-recurring other expenses	138	-	-	263
Estimated tax effect of adjustments	15,570	(195)	(1,556)	1,355
Adjusted net income (loss)	7,728	24,060	19,659	(4,376)
Adjusted EPS	0.03	0.08	0.07	(0.02)

(Cdn$ in thousands, except per share amounts)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net (loss) income	33,788	(2,275)	(23,517)	(5,274)
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized loss (gain) on derivatives	2,190	20,137	(72)	(30,747)
Gain on Cariboo acquisition	(46,212)	-	-	-
Estimated tax effect of adjustments	16,272	(5,437)	19	8,302
Adjusted net income (loss)	5,088	7,146	4,513	(16,098)
Adjusted EPS	0.02	0.02	0.02	(0.06)

**The $15.0 million gain on acquisition of control of Gibraltar relates to the write-up of finished copper concentrate inventory to its fair value at March 25, 2024. Of this amount, $13.4 million was actually realized through the sale of concentrate inventory between March 26 and March 31, 2024. This realized portion of the gain has been included in Adjusted net income.

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on derivatives;
•	Amortization of share-based compensation expense;

12

Non-GAAP Performance Measures - Continued

•	Gain on Cariboo acquisition;
•	Gain on acquisition of control of Gibraltar;
•	Realized gain on sale of inventory; and
•	Non-recurring other expenses.

(Cdn$ in thousands)	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Net income	18,896	38,076	871	9,991
Add:
Depletion and amortization	15,024	13,326	15,993	15,594
Finance expense	19,849	12,804	14,285	13,468
Finance income	(1,086)	(972)	(322)	(757)
Income tax expense	23,282	17,205	12,041	678
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized loss (gain) on derivatives	3,519	1,636	4,518	(6,470)
Amortization of share-based compensation expense	5,667	1,573	727	417
Gain on Cariboo acquisition	(47,426)	-	-	-
Gain on acquisition of control of Gibraltar**	(14,982)	-	-	-
Realized gain on sale of inventory**	13,354	-	-	-
Non-recurring other expenses	138	-	-	263
Adjusted EBITDA	49,923	69,107	62,695	22,218

(Cdn$ in thousands)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net (loss) income	33,788	(2,275)	(23,517)	(5,274)
Add:
Depletion and amortization	12,027	10,147	13,060	15,269
Finance expense	12,309	10,135	12,481	12,236
Finance income	(921)	(700)	(650)	(282)
Income tax expense	20,219	1,222	3,500	922
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized loss (gain) on derivatives	2,190	20,137	(72)	(30,747)
Amortization of share-based compensation expense (recovery)	3,609	1,794	1,146	(2,061)
Gain on Cariboo acquisition	(46,212)	-	-	-
Adjusted EBITDA	36,059	35,181	34,031	1,684

**The $15.0 million gain on acquisition of control of Gibraltar relates to the write-up of finished copper concentrate inventory to its fair value at March 25, 2024. Of this amount, $13.4 million was actually realized through the sale of concentrate inventory between March 26 and March 31, 2024. This realized portion of the gain has been included in Adjusted EBITDA.

13

Non-GAAP Performance Measures - Continued

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization, also any items that are not considered indicative of ongoing operating performance are added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2024	2023
Earnings from mining operations	24,419	29,112
Add:
Depletion and amortization	15,024	12,027
Realized gain on sale of inventory	13,354	-
Earnings from mining operations before depletion and amortization	52,797	41,139

During the three months ended March 31, 2024, the realized gain on sale of inventory of $13.4 million relates to copper concentrate inventory held at March 25, 2024 that was written up from book value to net realizable value and subsequently sold between March 26 and March 31, 2024.

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]
Site operating costs (included in cost of sales) – Taseko share	79,678	64,845	87,148	83,374	74,438
Site operating costs – 100% basis	90,040	74,109	99,598	95,285	95,838
Tons milled (thousands)	7,677	7,626	8,041	7,234	7,093
Site operating costs per ton milled	$11.73	$9.72	$12.39	$13.17	$13.54

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company’s Gibraltar ownership from 87.5% to 100%.

Technical Information

The technical information contained in this news release related to the Florence Copper Project is based upon the report entitled: “NI 43-101 Technical Report – Florence Copper Project, Pinal County, Arizona” issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR+. The Florence Copper Project Technical Report was prepared under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering, and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43–101.

14

No regulatory authority has approved or disapproved of the information in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

15